Troutman Pepper Locke LLP 111 South Wacker Drive Suite 4100 Chicago, IL 60606

August 21, 2025

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund

Amendment No. 14 to Registration Statement on Form N-2

Filed August 15, 2025

Securities Act File No. 333-274405

Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of ABL Longevity Growth and Income Fund (the “Fund”), we are writing to inform the Staff that one of the Registrant’s service providers referenced in the above-mentioned Registration Statement has announced its intention to cease business operations. Specifically, Lapetus Solutions Inc. (“Lapetus”), a life expectancy report provider, announced on August 19, 2025, that it expects to close its business effective as of August 31, 2025.

As noted in our correspondence dated August 15, 2025, the Fund has revised its policy with respect to selecting a principal life expectancy provider when purchasing Mortality Contracts. Instead of primarily utilizing the Lapetus life expectancy report for the purchase of Mortality Contracts, the Fund will use the life expectancy provider which has produce a report that is most current (i.e., issued closest in time to the purchase date for a particular Mortality Contract). Subsequently, the Fund will generally engage the same life expectancy provider to update life expectancy reports for its valuation purposes. Since the Registrant has numerous life expectancy provider resources, the loss of Lapetus will not require any changes to the Registrant’s business plans or valuation models.

As a result of Lapetus’ recent announcement, the Registrant will remove all references to Lapetus in the Registration Statement.

Please contact me at (312) 443-0337 or Jerry Francese at (917) 705-4927 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac Jr.

Thomas V. Bohac Jr.
Troutman Pepper Locke LLP

cc:	Jay Jackson, ABL Longevity Growth and Income Fund